March 12, 2013

VIA EDGAR

Mary A. Cole, Senior Counsel

Sheila Stout, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Medley Capital Corporation – Registration Statement on Form N-2 (File No: 333-333-179237)

Dear Ms. Cole and Ms. Stout:

On behalf of Medley Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us on February 19, 2013 and February 27, 2013 regarding the Company’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No.: 333-179237) that was filed with the SEC on January 14, 2013 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Comment No. 1: Please confirm that all of the committees of the Company’s Board of Directors are comprised solely of directors that are not “interested persons” of the Company, as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Company confirms that all of the committees of its Board of Directors, which includes the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, are comprised solely of directors that are not “interested persons” of the Company, as that term is defined in Section 2(a)(19) of the 1940 Act.

Comment No. 2: Please confirm that the Company’s investment management agreement was approved by a “required majority” of the Board of Directors in accordance with Section 15 of the 1940 Act, as made applicable to business development companies pursuant to Section 59 of the 1940 Act.

Response: The Company confirms that the investment management agreement with its investment adviser has been approved in accordance with Section 15 of the 1940 Act, including by the “required majority” of its Board of Directors. See page 78 of the Registration Statement.

Comment No. 3: We refer to the “Example” included under the section entitled “Fees and Expenses” in the Registration Statement. Please note that the Staff believes that the example should assume that the 5% annual return will be generated entirely through the realization of capital gains on the Company’s assets and, as a result, will trigger the payment of a capital gains incentive fee under the Company’s investment management agreement.

Response: The Company has complied with this comment. See page 7 of the Registration Statement.

Comment No. 4: We refer to the line item entitled “Other fee income” on the Company’s consolidated statement of operations for the fiscal year ended September 30, 2012. Please supplementally inform the Staff as to each category of the income included therein. If any category of “Other fee income” exceeds 5% of total “Other fee income,” then such category of income should be separately shown on the Company’s consolidated statement of operations for the fiscal year ended September 30, 2012.

Response: The Company informs the Staff on a supplemental basis that the line item entitled “Other fee income” on the Company’s consolidated statement of operations represents the sum of the following categories of income: origination fees, amendment fees, commitment fees and administrative fees. Of such “Other fee income,” 97% consists of origination fees. In future periods, the Company will change the line item to “Origination and other fee income,” to the extent origination fees exceed 5% of the total amount of “Other fee income.” The Company also undertakes to make a similar change to the line item if any of the other components exceed 5% of the total amount of “Other fee income.”

Comment No. 5: The notes to the Company’s consolidated financial statements states that “[c]ash and cash equivalents include deposits in a money market account.” Pursuant to Rule 12-12 of Regulation S-X, short-term investments, including certificates of deposits and money market funds, should be listed on the Company’s consolidated schedule of investments. See also Rule 6-04 of Regulation S-X, which states that “cash on hand and demand deposits” should only be included under the line item entitled “cash.”

Response: The Company will comply with this comment in its future filing with the SEC commencing with its quarterly report on Form 10-Q for the quarter ending March 31, 2013.

Comment No. 6: We refer to footnote no. 8 to the Company’s consolidated schedule of investments for the fiscal year ended September 30, 2012 and Note 7. Related Party Transactions to the Company’s consolidated financial statements. Please explain to the Staff why each investment referenced with footnote no. 8 in the consolidated schedule of investments is not also discussed in Note 7. Related Party Transactions to the Company’s consolidated financial statements.

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Response: Please be advised that Note 7. Related Party Transactions to the Company’s consolidated financial statements discloses business transactions between the Company and a person or entity affiliated with the Company or its investment adviser. On the other hand, footnote no. 8 to the Company’s consolidated schedule of investments for the fiscal year ended September 30, 2012 denotes portfolio investments in which a fund affiliated with the Company’s investment adviser holds the same portfolio investment as the Company. Because such common portfolio holdings did not result from a business transaction between the Company and the affiliated fund (e.g., the Company and the affiliated fund were not on opposite sides of the investment transaction relating thereto), these portfolio investments are not discussed in Note 7. Related Party Transactions to the Company’s consolidated financial statements.

Comment No. 7: We refer to the column entitled “Valuation techniques” in the last table set forth in Note 4. Fair Value Measurements to the Company’s consolidated financial statements. We also note that the Company “uses a combined market yield analysis and an enterprise model of valuation” in connection with the valuation of its debt investments. Please revise the above-referenced column to include any other valuation technique, including enterprise model valuation, used in connection with valuing the Company’s debt investments.

Response: The Company advises the Staff on a supplemental basis that it believes the disclosure in the column referred to above is appropriate in its current form. The Staff correctly points out that the Company “uses a combined market yield analysis and an enterprise model of valuation.” See Note 2. Significant Accounting Polices, on page F-51 of the Registration Statement. However, with respect to its debt investments, the Company’s fair value analysis significantly leans on the market yield analysis and generally only considers the enterprise model with respect to such debt investments as a method of confirming the credit quality or credit worthiness of the portfolio company. As a result, absent an extenuating circumstance that would warrant otherwise, the enterprise model analysis carries significantly less weight than the market yield analysis with respect to the Company’s final determination of the fair value of a debt investment. In light of the foregoing, the Company believes that it could be potentially be misleading to list both “Market approach” and “Enterprise valuation analysis” under the “Valuation techniques” column with respect to its debt investments because it may be interpreted to mean that both techniques are given equal or comparable consideration. In the alternative, the Company respectfully proposes to modify the disclosure in “Note 2. Significant Accounting Polices,” to ensure that it accurately reflects the Company’s valuation policy on a going forward basis.

Comment No. 8: We refer to the last two sentences in Note 4. Fair Value Measurements to the Company’s consolidated financial statements. For future reporting periods, please consider revising such sentences to also take into account the impact of smaller changes in market yields and EBITDA multiples on the fair value of the Company’s investments.

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Response: The Company acknowledges the Staff’s comment.

Comment No. 9: Please clarify whether the waiver referred to in Note 6. Agreements to the Company’s consolidated financial statements can kick-in again in future periods.

Response: The Company has complied with this comment. See page F-62 of the Registration Statement.

Comment No. 10: We refer to Note 11. Financial Highlights in the Company’s consolidated financial statements. In future reporting periods, please move the line item entitled “Ratio of total expenses net of management fee waiver to average net assets” to immediately follow the line item entitled “Ratio of net investment income net of management fee waiver to average net assets.”

Response: The Company will comply with this comment in future reporting periods.

Comment No. 11: We refer to Note 11. Financial Highlights to the Company’s consolidated financial statements. Please note that the Staff believes that interest payments of borrowed funds constitute an integral part of a business development company’s operating expenses. As a result, in future reporting periods, please combine the line items entitled “Ratio of operating expenses net of management fee waiver to average net assets” and “Ratio of credit facility related expenses to average net assets.”

Response: The Company will comply with this comment in future reporting periods.

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In connection with responding to the Staff’s comments on the Registration Statement, the Company acknowledges that:

  the Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;
  the Staff’s comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

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  the Company may not assert the Staff’s comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

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